Exhibit 3.3

AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

NN, INC.

(a Delaware Corporation)

1.    Section 2.1 of Article II of the Amended and Restated Bylaws (the “Bylaws”) of NN, Inc., a Delaware corporation (the “Company”), is hereby amended to read, in its entirety, as follows:

“Number; Qualifications. The Board of Directors shall consist of one or more members, the number of which shall be fixed from time to time by resolution of the Board of Directors. Until the election of directors at the 2021 annual meeting of stockholders of the Corporation, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible. Each director elected at or prior to the 2018 annual meeting of stockholders shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which the director was elected. Each director elected at the 2019 annual meeting of stockholders shall be elected for a one-year term expiring at the 2020 annual meeting of stockholders. Each director elected at the 2020 annual meeting of stockholders shall be elected for a one-year term expiring at the 2021 annual meeting of stockholders. At the 2021 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

2.    This Amendment shall be effective as of May 16, 2019.